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                                  July 14, 2006



BY FAX ((202) 772-9368)

Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 7010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:    Stericycle, Inc.
                 Form 10-K for the fiscal year ended
                 December 31, 2005
                 Filed March 6, 2006
                 File No. 0-21229

Dear Ms. Shah:

         Thank you and Ms. Houser for your call yesterday and for your consideration of our arguments in the conference call the day before. We were, of course, disappointed to learn today that the staff continues to take the view that the 3C1 settlement payment should be reclassified within income from operations.

         We respectfully request an appeal of this decision, which we understand would be considered by the Office of Chief Accountant in the Division of Corporation Finance.

         We would like to reiterate in writing one of the key points that we made in our conference call. Reporting the 3CI settlement payment to the plaintiff minority shareholders below income from operations is consistent with how we would have properly reported their minority interest if the actions that they complained of had not had the effects that they claimed. On the minority shareholders' theory, if the actions that they complained of had not occurred, 3CI's income for the years in question would have been substantially greater. But if 3CI's income for the years in question would have been greater, so, too, would the minority interest expense properly reported on Stericycle's consolidated income statement. Stericycle would have recorded this minority interest expense below income from operations in accordance with GAAP rules for consolidation and Rule 5-03(b)(12) of Regulation S-X.


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         The 3CI settlement payment was paid only to and for the benefit of the
3CI minority shareholders and was related to the claims that they made. Reporting the 3CI settlement payment below income from operations essentially just reports what would have been reported below income from operations in prior years if the plaintiffs' claims had had any merit.

         Our counsel, Michael Bonn, will contact you next week to discuss the appeal process.

                                                   Very truly yours,

                                                   /s/ Frank J.M. ten Brink

                                                   Frank J.M. ten Brink
                                                   Executive Vice President
                                                     and Chief Financial Officer


FtB/rdt
cc:      Ms. Tracy Houser, Staff Accountant
         Mr. Michael Bonn



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